SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE PERIOD ENDED NOVEMBER 30, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO                     .
COMMISSION FILE NO. 0-2525
A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:
SKY FINANCIAL GROUP, INC.
PROFIT SHARING, 401(K) AND ESOP PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

SKY FINANCIAL GROUP, INC.
PROFIT SHARING, 401(K) AND ESOP PLAN
REQUIRED INFORMATION
Item 4. Financial Statements and Supplemental Schedule for the Plan.
The Sky Financial Group, Inc. Profit Sharing, 401(k) and ESOP Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements for the period from January 1, 2009 through November 30, 2009, and the year ended December 31, 2008, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements as of and for the period from January 1, 2009, through November 30, 2009, and the year ended December 31, 2008 have been audited by Deloitte & Touche LLP, Independent Registered Public Accounting Firm, and their report is included therein.
EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.

99.1
Financial statements of The Sky Financial Group, Inc. Profit Sharing, 401(k) and ESOP Plan for the period from January 1, 2009, to November 30, 2009, and the year ended December 31, 2008, prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Huntington Bancshares Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SKY FINANCIAL GROUP, INC. PROFIT SHARING, 401(K) AND ESOP PLAN
Date: May 28, 2010	By:	/s/ Donald R. Kimble
Donald R. Kimble
Senior Executive Vice President and Chief Financial Officer Huntington Bancshares Incorporated